The Sage Group



"Sage Group is a leader in the provision of strategic, transactional and funding advice to health care companies in the diagnostics, medical device, pharmaceutical, biotechnology, life science and analytical instrument fields."

PROGRAM TO PARTNER THE ADVAXIS ONCOLOGY VACCINES

Prepared Exclusively For

ADVAXIS
technology in immunotherapy

By

THE SAGE GROUP, INC.

3322 Route 22 West, Building 2, Suite 201
Branchburg, NJ 08876
Tel. 908-231-9644 Fax 908-231-9692

December 8, 2008

OVERVIEW

SITUATION ANALYSIS: ADVAXIS, INC.

Advaxis, Inc. ("Advaxis") is an emerging biotechnology company that is developing therapeutic anticancer vaccines using *Listeria moncytogenes*, a bacterium that causes food poisoning. *Listeria* is found commonly in food but does not cause disease because the body normally mounts a very strong cell mediated immune response. This is precisely the type of immune response that can be used to kill cancer cells.

Listeria is a strong stimulant of both the innate and learned immune systems. It infects Antigen Presenting Cells (APCs), a critical step in the learned immune system. Advaxis uses a modified *Listeria* to deliver a fusion protein consisting of the specific cancer antigen and Listeriolysin O (LLO). The LLO acts as a "super adjuvant" enhancing immune response.

This technology, developed by Dr. Yvonne Paterson, was spun off to Advaxis by the University of Pennsylvania in 2002. Advaxis went public in 2004 through a reverse merger with a shell. The company has received $11.5 million in grants and has 18 issued and 62 pending patents. Advaxis has a strong management team lead by Tom Moor and Dr. John Rothman.

Advaxis has developed three lead products based on this technology: Lovaxin C for HPV associated cervical and head and neck cancers, Lovaxin B for HER2/neu associate breast cancers and Lovaxin P for prostate cancer. All of the Advaxis vaccines have shown outstanding pre-clinical results, including close to100% activity with complete tumor clearing of pre-existing tumors in 50-100% of normal animals, 100% activity, with tumor clearance of 25-50% in different experiments in transgenic animals, the most difficult model to treat and responding animals show long term immunity. Re-inoculated tumor cells no longer grow, even after several months.

A Phase I clinical trial has been conducted for Lovaxin C in Stage IVB cervical cancer patients. While not designed to show efficacy, Lovaxin C patients had a survival rate of 53% as against the standard of 5%. 23% of the patients were alive after 722 days. Advaxis plans 4 Phase II trials on

Lovaxin C in 2009 and a Phase I trial of Lovaxin P. The company would like to find a partner to support these studies.

THE SAGE GROUP

The Sage Group ("Sage") commenced operation at the start of 1995 as a senior-level health care strategy consultancy. Sage's capabilities fit well with Advaxis's needs. The principals of Sage are all highly experienced healthcare executives, each of whom has hands-on industry backgrounds and substantial transaction experience.

The Sage Group has a particular expertise in the field pharmaceuticals, the result of the decades of experience of its principals as operating executives (founders, CEO's) and advisors on hundreds of analyses, assessments, and transactions in the fields. This experience, coupled with the transaction expertise The Sage Group has offers Advaxis a unique and relevant set of skills and capabilities.

In addition to their general healthcare experience, the Sage principals have specific experience in the field of oncology, including cancer vaccines.

Due to its focus on corporate transactions, Sage has developed and nurtured a broad array of senior level contacts throughout the international healthcare industries. Through these contacts we are able to optimize the time consuming process of introducing new opportunities to a vast array of potential partner "Targets".

Sage has the skill base, resources, and practical industry experience to make it well suited to the task at hand for Advaxis and can cover the U.S., Europe and Japan with senior people in all three locations.

The focus of The Sage Group is almost exclusively on small technology-based, healthcare companies. It assists these companies to find the most value-enhancing strategies and to implement them, particularly when the implementation involves a transaction, a license, an alliance, a sale or merger, an acquisition or divestiture. Although the combination of Sage's focus, strategic expertise, and transaction experience is rare, its methods are fundamental, practical and proven effective. Moreover, the six Sage principals would work directly with Advaxis; there are no "juniors" to whom a client would be assigned. You get a team of experienced executives added to your staff to accomplish a specific task.

THIS PROPOSAL

Sage partner Chuck Casamento has had a long standing relationship with Kit Jennings, John Dalfonsi and Russ Nudelman, investment bankers at Roth Capital Partners. Roth Capital Partners assisted Chuck Casamento when he took Osteologix public by merging with a public shell company and completing a side by side financing for Osteologix. In late October, 2008 Roth contacted The Sage Group and advised that they had a relationship with Advaxis and were impressed with the company. They advised that Advaxis wishes to do a partnership with a pharmaceutical company for

the purpose of supporting the development and eventual marketing of Advaxis products. On November 26 a conference call was held between the Advaxis management and Chuck Casamento, Doug Hulse and Dan Tripodi, all Sage partners. As a result of that conversation it was decided that The Sage Group would prepare a proposal for assisting Advaxis with this endeavor.

OVERVIEW OF THE SAGE GROUP'S TRANSACTION PROCESS

Sage would begin this assignment by meeting with Advaxis's management in order to gain a complete understanding of Advaxis's products, technology, intellectual property position (strengths and weaknesses), applications, stage of development of new products, resources, management, and other factors related to Advaxis's business. This provides Sage with the key elements of the Information Memorandum, which should clearly state what the opportunity is and why it is valuable.

Simultaneous with the preparation of the non-confidential Information Memorandum, a Target Control Sheet is developed. This Control Sheet identifies every company that Sage can identify as being potentially interested in partnering oncology vaccines. Sage works hard to make this list specific to the opportunity. To do this, Sage draws largely from contacts it has developed and used over the years augmented by the experience of its principals, Senior Directors and Advisors. This Control Sheet contains the names of the companies that are the Targets, the prime individual in each company, and the address, phone number, fax number, email, etc.

When the Information Memorandum is completed with interaction with and final approval from Advaxis management, it is transmitted to the final Target Control Sheet. The Control Sheet controls our activities and acts as a means of communication with Advaxis.

After the Information Memorandum is transmitted to the Targets, Sage sends follow-up emails and makes phone calls to affirm receipt of the document and to learn whether and to whom it might have been passed. The results of these follow-ups are entered daily on the Control Sheets, which would be sent to Advaxis at periodic intervals and discussed with Sage.

Sage's next task is to separate the Targets, identifying those that are interested from those that are not. This process is usually completed in 90 to 120 days, whereupon a smaller group of interested Targets is identified.

The task, at that point, is to create a healthy, but not threatening, competitive environment among at least two, preferably more, interested Targets. This requires good listening skills and rapid reaction to events and needs. Sage's knowledge of the industry and specific company strategies also is invaluable in this process.

At some point confidential information, will be required and this requires that an approved CDA be in our system beforehand. Sage will work closely with Advaxis on this CDA. Sage manages the process of getting these approved and then sending the confidential information. Various factors will make the interested Targets obvious, either because of their expression of desire, reaction time, magnitude and type of structure, etc. From those Targets, Sage seeks to negotiate terms of a partnering arrangement to submit to Advaxis.

Once an offer is accepted, Advaxis may be asked to "standstill", meaning not continue discussions with other parties. Shortly thereafter, a binding agreement is drafted, usually by the Target, and submitted to Advaxis. Sage remains involved through the entire process including execution.

OBJECTIVES

The primary objective of this proposal is to assist Advaxis in the partnering of its oncology vaccine programs and vaccine technology, with particular emphasis on Lovaxin C.

In order to achieve this primary objective, several intermediate objectives must be achieved. These include:

- Obtain a better understanding of its vaccine programs and technology, its intellectual property, stage of development, competitive positioning, Advaxis's expectations, and related information.

- Prepare an Introductory Letter and an Information Memorandum that contain the salient information about and a statement of Advaxis's primary objective.

- Drawing from Sage's extensive, global list of companies and contacts, the preparation of a Control Sheet containing companies that are potential partners ("Targets"). The Control Sheet will contain the names and coordinates of key contacts in those companies and ultimately information about Sage's interaction with these Targets.

- Assistance in the preparation of a Target-friendly, yet effective, Confidentiality Agreement (CDA) which can be sent to interested Targets.

- Assistance in the preparation of presentation materials to be used with Targets.

- Assistance in the preparation of a list of confidential due diligence materials that Targets are likely to want and which can be provided to them following execution of the CDA.

- Management of this endeavor:
    - Transmission of the Information Memorandum
    - Follow-on/follow-up contacts with Targets
    - Assessment of level of Target interest
    - Management of CDA's
    - Facilitation of Target interactions for further technical and other information discourse

- Identification of the most interested Targets.

- Identification and assessment of comparable transactions.

- Initiation of discussions regarding likely terms and timing with interested Targets.
- Guidance and active participation in negotiating and consummating a Transaction.
- Management of the process of obtaining offers and the assessment of these with respect to value, likelihood and speed of closing.
- Working with Advaxis and its counsel, assistance in preparing of the agreements and related documents and closing the Transaction.

WORKPLAN

In order to achieve the objectives as defined in the previous section, The Sage Group will undertake the following actions:

- Conduct a meeting with Advaxis's senior management to:
  - Assess the current state of the technology and products.
  - Review Advaxis's intellectual property related to their vaccine programs.
  - Review the clinical and regulatory history and future plans for the vaccine programs.
  - Identify competitive technologies/products.
  - Review commercial and related contracts including manufacturing agreements, staff, etc.

- Draft, review with Advaxis, and produce an Introductory Letter and an Information Memorandum that sets out the key information related to the vaccine programs, and which positions them in the market.

- Discuss with Advaxis all previous contacts and identify, in conjunction with Advaxis, all Targets.

- For the management of Target contacts, search Sage's databases and prepare a Control Sheet for the endeavor.

- Transmit the Introductory Letter and Information memorandum to all Targets.

- Conduct all efforts to contact, follow-up and qualify Targets with respect to a Transaction. By means of the Control Sheet, update Advaxis on a regular basis.

- Manage the execution CDAs with interested Targets.

- Manage efforts to narrow the number of Targets to those having genuine interest, assess their level of interest, and determine the structure and terms of the Transaction.

- Assist management to prepare presentation materials for the asset.

- Identify a package of confidential materials for use with Targets.

- Identify, gather information and prepare to use information regarding comparable transactions.

- Manage, in conjunction with Advaxis, negotiations with the qualified Targets.

- Attend meetings with promising Targets.

- Manage the process, in conjunction with Advaxis and its lawyers, of negotiating and closing a Transaction.

STAFFING, TIME AND COSTS

STAFFING:

The core assignment team will consist of R. Douglas Hulse, Chuck Casamento, Dan Tripodi, Gordon Ramseier, Dr. William Mason in the EU and Yoshi Mizuta in Japan. To maximize the effectiveness of this endeavor, Wayne Pambianchi and the Senior Directors will actively support the core team and assist in the preparation of the Information Memorandum and the Control Sheet as well as participate in monthly meetings and provide advice regarding negotiating and closing a Transaction.

TIMING/TERMS/TERMINATION:

This assignment will commence on January 1, 2009 and require as long as 12 months to complete and thus this Agreement will have a term of 12 months ("Term") commencing upon the Effective Date of the Agreement. Either party may terminate the Agreement six (6) months after the Effective Date for any reason, provided thirty (30) days advance written notice is given to the other party. If there is not a termination at 6 months, the engagement will continue for an additional 6 month period. This Agreement may be extended beyond 12 months by mutual agreement of both parties.

PROFESSIONAL FEES:

The components of Sage's compensation are outlined below:

- **Monthly Fee** - Advaxis will pay Sage a fee of $5,000 per month for the months of January, February, March and April of 2009 and $10,000 per month until a total of $120,000 has been paid, with the first payment due on January 1, 2009 and subsequent payments due at the beginning of each subsequent month.

- **Success Fee** - Advaxis will pay Sage a Success Fee of 5%. This fee will be paid at closing on all Consideration received by Advaxis at closing and thereafter, within 10 days of receipt of any additional Consideration received by Advaxis. The Sage Group will be entitled to this Success Fee for any Transaction completed during the Term of the assignment or within twelve (12) months after the expiration of this Agreement. For any Transaction that occurs within 12 months following the end of this one year period, the Success Fee will be reduced by one half. Notwithstanding the above, Advaxis will pay Sage a Successs Fee of 2.5% for any Transaction with ANZA Therapeutics (with or without the participation of Kleiner Perkins) or Tigris Pharmaceuticals completed by April 30, 2009. Any separate transaction between Advaxis and Kleiner Perkins not involving ANZA Therapeutics would be subject to the 5% Success Fee.

A "Transaction" is the partnering to a Target of Advaxis's vaccine products or technology or any license, alliance, cooperative or option agreement, joint venture, sales/distribution/marketing arrangement or agreement to reimburse Advaxis's R&D expenses net of actual R&D expenses incurred by Advaxis other structure involving Advaxis's vaccine products or technology or the sale of a majority of the Advaxis's stock or assets.

A "Target" is any entity identified by Sage and/or Advaxis and/or its Board before or during the Term of this Agreement. For clarity and from extensive experience, it is agreed that Sage and Advaxis, including Advaxis's management and Board, will fully disclose all Targets it/they believe should be included.

"Consideration" is the cumulative total consideration including cash and other consideration such as securities, notes, etc. from the Transaction received by Advaxis and/or its owner(s) as upfront and milestone payments, R&D funding license fees, royalties, and other payments received by Advaxis.

EXPENSE REIMBURSEMENT:

In addition to the fees that may be payable to Sage hereunder and regardless of whether any Transaction is consummated, Advaxis agrees to reimburse Sage for legitimate reasonable out-of-pocket expenses incurred in connection with its activities under the Agreement including travel and related expenses, Federal Express charges, telephone, fax and the like. Sage will submit a monthly invoice, accompanied by support documents and copies of receipts where available. Prior approval of expenses expected to exceed $500 per event or activity will be obtained from Advaxis.

GENERAL

Relationship. It is understood that The Sage Group is an independent contractor in this engagement and does not act as Advaxis's agent. The Sage Group does not have the right to commit or bind Advaxis in any third party agreement. Advaxis shall have sole discretion to accept or reject any proposed transaction resulting from the efforts of The Sage Group. This engagement shall be exclusive to The Sage Group.

Use of Information. It is understood and agreed that all reports and other documents prepared by The Sage Group and provided to Advaxis pursuant to The Sage Group's duties hereunder shall be the confidential property of Advaxis and not The Sage Group. Advaxis acknowledges that all opinions and advice (oral or written) given by The Sage Group to Advaxis in connection with The Sage Group's engagement hereunder, are intended solely for the benefit and use of Advaxis in considering the matters to which they relate, and Advaxis agrees that no such opinion or advice shall be used for any other purpose beyond the transaction(s) contemplated by this Agreement or reproduced, disseminated, quoted or referred to at any time (including but not limited to a press release), in any manner or be made by the Advaxis without The Sage Group's express written consent, which consent shall not be unreasonably withheld.

Advaxis authorizes Sage to transmit or disclose information to prospective Targets describing Advaxis's assets such information which will have been reviewed and approved by Advaxis. Advaxis understands that in rendering services hereunder, Sage will be relying, without independent verification, on the accuracy and completeness of all information that is or will be furnished to Sage by or on behalf of Advaxis or any other party or potential party to any Transaction completed by this Agreement, and Sage will not in any respect be responsible for the accuracy or completeness thereof.

Liability of The Sage Group. In furnishing Advaxis with management advice and other services, neither The Sage Group nor any officer, director or agent thereof shall be liable to Advaxis or its creditors for errors of judgment or for any other act except willful malfeasance, bad faith or gross negligence in the performance of The Sage Group's duties, or reckless disregard of its obligations and duties under the terms of this Agreement. The Sage Group understands that it is not being asked to render a fairness opinion with respect to any proposed transaction.

It is further understood and agreed that The Sage Group may rely upon information furnished to it, reasonably believed to be accurate and reliable, and that, except as herein provided, The Sage Group shall not be accountable for any loss suffered by Advaxis by reason of Advaxis's action or nonaction on the basis of any recommendation, advice or approval of The Sage Group, its partners, employees, or agents.

Confidentiality. The parties will be bound a separate Mutual Confidentiality Agreement to be executed by the parties.

Jurisdiction. This Agreement shall be governed by and construed in accordance with the laws of the State of New Jersey without regard to principles of conflicts of law. Unless waived by the parties hereto in writing for the particular instance, the sole jurisdiction and venue for actions related to the subject matter hereof shall be the New Jersey state court. Both parties consent to the jurisdiction of such courts and agree that process may be served in the manner provided herein for giving of notices or otherwise as allowed by New Jersey law.

Miscellaneous. This Agreement sets forth the entire agreement and understanding between the parties and supersedes all prior discussions, Agreements and understandings of every and any nature between them. This Agreement shall be binding upon Sage and Advaxis and the successors and assigns of both and any successor of any substantial portion of Advaxis and Sage's respective businesses and/or assets. This Agreement may not be assigned by either party except to any successor of any substantial portion of Advaxis and Sage's respective businesses and/or assets without the written permission of the other party

IN WITNESS WHEREOF, the parties have caused this Agreement to be signed by their respective officers and/or representatives duly authorized on the day and year shown below, the Effective Date.

ADVAXIS, INC.	THE SAGE GROUP, INC.
By: [signature]	By: R. Douglas Hulse [signature]
Name: Tom Moore	Name: R. Douglas Hulse
Title: Chairman	Title: Executive Director
Date: 1/07/09	Date: 1/7/09